

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

<u>Via E-mail</u>
Glenda Dowie
President and Chief Executive Officer
APT Systems, Inc.
16904 76 Street
Edmonton, AB
Canada T5Z 3Z9

> **Re:** **APT Systems, Inc.**
> **Post-effective Amendment No. 1 to Form S-1**
> **Filed July 2, 2013**
> **File No. 333-181597**

Dear Ms. Dowie:

Our preliminary review of your post-effective amendment indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amendment and we will not issue additional comments at this time, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, we noted the following:

1. Update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

2. Ensure that you discuss whether you have sold any shares offered by means of the registration statement; Management's Discussion and Analysis of Financial Condition and Results of Operations indicates on page 29 that you expect to complete the public offering within 150 days after the date the registration statement is deemed effective, yet more than 150 days have elapsed from that time.

3. Your last periodic filing under the Securities Exchange Act was your Form 10-Q for the quarterly period ended October 31, 2012. Neither the 10-K for 2012, nor the 10-Q for the period ended March 31, 2013 have been filed. Please tell us your plans for becoming current with respect to your filing obligations under Section 13(a) of the Exchange Act. Also tell us what consideration you have given to alerting potential investors of the difficulties you have recently experienced in submitting periodic reports required by Section 13(a) of the Exchange Act. Consider whether those circumstances warrant risk factor disclosure.

We suggest that you consider filing a substantive amendment to these and other deficiencies.

We also urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail: Kenneth Bart, Esq.
                        Bart and Associates, LLC